                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                    Commission File No.  1-3605

            (Check One)
            [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-KSB [ ] Form N-SAR
                       For Period Ended: December 31, 2001

                         [  ]  Transition Report on Form 10-K and Form 10-KSB
                         [  ]  Transition Report on Form 20-F
                         [  ]  Transition Report on Form 11-K
                         [  ]  Transition Report on Form 10-Q and Form 10-QSB
                         [  ]  Transition Report on Form N-SAR
                         For the Transition Period Ended:  N/A

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  N/A

                                     PART I
                             REGISTRANT INFORMATION

      Full Name of Registrant:  Kaiser Aluminum & Chemical Corporation

      Former name if applicable:  N/A

      Address of Principal
      Executive Office (Street and Number):          5847 San Felipe, Suite 2600
      City, state and zip code                       Houston, Texas  77057

                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion
[X]             thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day
                following the prescribed due date; and

          (c)   The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

           On February 12, 2002, the Company and certain of its subsidiaries filed for voluntary bankruptcy protection under Chapter 11 of the
           United States Bankruptcy Code (the "Code") in the United States
           Bankruptcy Court for the District of Delaware, and have been operating as debtors-in-possession thereafter. Senior management of the Company and key members of its accounting and finance staff have devoted a substantial portion of their time and effort to matters relating to the preparation of voluntary petitions under Chapter 11 of the Code, the accumulation and reporting of information required by the Code and the Bankruptcy Court, the negotiation of debtor-in-
           possession financing, and the determination of the impacts of the
           Bankruptcy filing on the Company's financial statements and disclosure requirements. As a result, the Company was not able to complete the preparation and review process of the Company's Annual
           Report on Form 10-K prior to the required filing date. The Company will file its Annual Report on Form 10-K as promptly as possible upon finalization of its preparation and review.

                                     PART IV
                                OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.

      John Wm. Niemand II            (713)                      267-3777
      (Name)                     (Area Code)                (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company
      Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X] Yes    [  ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Company anticipates that its results from operations (excluding non-recurring items) will be consistent with the range cited in the press release dated December 20, 2001 of its parent corporation,
           Kaiser Aluminum Corporation. However, the Company anticipates that certain significant non-recurring charges will be reflected in its
           2001 results, including a non-cash charge associated with providing an increased valuation allowance in respect of the amount of deferred tax assets ("DTA") reflected on the balance sheet at December 31,
           2001. The Company has re-evaluated the realizability of its deferred tax assets ("DTA") consistent with the "more likely than not criteria" established by Statements of Financial Accounting Standards
           No 109 "Accounting for Income Taxes." The Company anticipates that a non-cash charge will be provided for the entire DTA balance at
           December 31, 2001, which was approximately $480 million. The Company believes, based on review of a number of Securities and Exchange
           Commission filings made by companies in Chapter 11, that the reevaluation of DTA's (and associated charge) is common. The DTA adjustment has no impact on the Company's liquidity, operations or loan compliance and is not intended, in any way, to be indicative of the Company's long-term prospects or ability to successfully reorganize. The Company is also currently completing its evaluation of certain long-lived assets for impairment as a result of the
           Chapter 11 filing and other recent events.

                    KAISER ALUMINUM & CHEMICALCORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:      April 1, 2002             By:    /S/ DANIEL D. MADDOX
                                                Daniel D. Maddox
                                            Vice President and Controller